Exhibit 99.1 INVESTOR PRESENTATION June 2018

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy-backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and • statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. PAGE 2

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law. PAGE 3

USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include: • Adjusted EBIT; • Adjusted EBIT margin; • Adjusted net operating profit; • Adjusted diluted earnings per share; • Adjusted operating profit before income taxes; • Adjusted income tax expense; • Adjusted effective tax rate; • Adjusted EBITDA; • Adjusted EBITDA excluding Asbestos; • Adjusted selling, general and administrative expenses (“Adjusted SG&A”); and • Adjusted Return on Capital Employed (“Adjusted ROCE”). These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non- GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation , including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non-USGAAPFinancial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management Presentation. See the section titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. PAGE 4

AGENDA • Global Overview • North America Fiber Cement • International Fiber Cement • Corporate • Appendix PAGE 5

GLOBAL OVERVIEW

OUR STRATEGIC FOCUS PEOPLE Continue to invest in the safety, development and promotion of our people DRIVING PROFITABLE GROWTH BRAND PROMISE DELIVERING MARKET POSITION Build on industry leadership SUPERIOR through unrivaled commitment to Grow fiber cement market manufacturing, R&D, technology RETURNS share in all geographies and capacity planning we operate in NON-FIBER CEMENT Develop other streams of growth beyond fiber cement PAGE 7

A GROWTH FOCUSED COMPANY • Annual net sales US$2.1b • Total assets US$2.4b • Strong operational cash generation • Operations in North America, Asia Pacific and Europe • 3,960 employees • Market cap US$7.5b • S&P/ASX 100 company • NYSE ADR listing Market capitalization per Bloomberg as at 31 May 2018. Total assets and total average employees for the year ended 31 March 2018. Annual net sales is for the twelve months ended 31 March 2018. PAGE 8

WORLD LEADER IN FIBER CEMENT Geographic Mix¹ Net Sales International 23% North America 77% EBIT ² International 22% North America 78% 1 All percentages are for the fiscal year ended 31 March 2018 ² EBIT – excludes research and development, asbestos-related expenses and adjustments and Fermacell acquisition costs PAGE 9

BUILDING A PORTFOLIO OF PRODUCTS AND BRANDS Primary Products Trim / Commercial Interior Walls / Soffit Backerboard Siding Flooring Fascia Exteriors Ceilings U.S. & Europe Asia Pacific Brand Portfolio PAGE 10

CREATING A SUSTAINABLE AND DIFFERENTIATED ADVANTAGE Research & Development: Significant and consistent investment • US$27.8m spent on Research & Development in FY18 • US$521.7m spent on Research & Development since 2000 James Hardie History of Fiber Cement Substrate Development Siding Products PAGE 11

DELIVERING SUPERIOR PRODUCT PERFORMANCE Fiber cement is more durable than wood and engineered wood, looks and performs better than vinyl, and is more cost effective and quicker to build with than brick Fiber Cement Vinyl Engineered Wood Fire resistant ? ? Hail resistant ? ? Resists warping ? ? Resists buckling ? ? Lasting color ? ? Dimensional stability ? ? Can be repainted ? ? PAGE 12

GLOBAL FINANCIALS Adjusted Net Operating Profit¹ (US$m) Net Sales (US$m) 291 300 $291M 2500 $2,055M 249 2055 250 243 2000 1922 221 1728 1657 197 200 1494 1500 1321 150 141 1000 100 500 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 Adjusted Diluted Earnings Per Share¹ (US cents) Adjusted EBIT² (US$m) 450 70 66 66cents $398M 398 56 351 354 54 350 50 304 50 44 253 250 32 181 30 150 10 50 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 1 Excludes asbestos-related expenses and adjustments, asset impairments, ASIC expenses, New Zealand weathertightness claims, tax adjustments, loss on early debt extinguishment and Fermacell acquisition costs. ² Excludes asbestos-related expenses and adjustments and Fermacell acquisition costs PAGE 13

NORTH AMERICA FIBER CEMENT

DRIVING CATEGORY AND MARKET SHARE GAINS

North America External Cladding Share[1]


8%
19%
8%
8%
10%
26%
21%
Fiber Cement
Vinyl
Wood (including engineered wood)
Stucco
Brick
Stone
Other (aluminium etc)

35/90 Plan

- Grow fiber cement share to 35% of the exterior cladding market against other wood-looking siding alternatives
- Maintain JHX's category share at 90%

Currently:

- JHX wins ~90% of the fiber cement category, while fiber cement used in ~19% of the total market
- Current estimate is wood-look siding (Wood, Vinyl and Fiber Cement) is 65-70% of total market.

[1]Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence

James Hardie

PAGE 15

NORTH AMERICA FIBER CEMENT SEGMENT



Tacoma, WA
Reno, NV
Fontana, CA
Mission Viejo, CA
Chicago, IL
Naperville, IL
Peru, IL
Pulaski, VA
Summerville, SC
Prattville, AL
Waxahachie, TX
Cleburne, TX
Plant City, FL
Manufacturing plant
Future manufacturing plant
R&D center
Corporate office

- Largest fiber cement producer in North America
- 2,659 employees[1]
- 9 manufacturing plants
- 2 research and development facilities
- Annual flat sheet design capacity 3,744 mmsf[2] as at 31 March 2018

[1] Total average employees for the year ended 31 March 2018

[2] The annual design capacity does not necessarily reflect the actual capacity utilization rates of our manufacturing facilities, with actual utilization affected by factors such as demand, product mix, batch size, plant availability and production speeds. For further information please refer to the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018.

James Hardie PAGE 16

AGGRESSIVELY GROWING DEMAND FOR OUR PRODUCTS Top Line Growth1 Average Net Sales Price (US$ per MSF) 698 3,000 $1,600 700 2,500 Units)   669 $1,200 666 665 (000s   2,000 (US$M)   Starts    1,500 $800 650 641 Revenue (mmsf), 1,000   $400 500 616 Volume   JH 0 $0 '13 '14 '15 '16 '17 '18 600 FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 JH Volume Housing Starts JH Revenue 1 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau ² Excludes asset impairment charges of US$5.8 million in Q3 FY13 and US$11.1 million in Q4 FY13 PAGE 17

INTERNATIONAL FIBER CEMENT

INTERNATIONAL DELIVERING STRONG RETURNS Quarterly EBIT and EBIT Margin1 5 year results 35 FY14 FY15 FY16 FY17 FY18 30 Net Sales 25 399 418 379 412 462 US$m 20 Sales Volume 15 441 484 481 487 529 mmsf 10 5 EBIT US$m¹ 86 90 78 95 108 0 Q1 Q3 Q1 Q3 Q1 Q3 Q1 Q3 Q1 Q3 Q1 Q3 EBIT Margin FY2013 FY2013 FY2014 FY2014 FY2015 FY2015 FY2016 FY2016 FY2017 FY2017 FY2018 FY2018 22 22 21 23 24%¹ EBIT EBIT Margin 1 EBIT and EBIT margin excludes New Zealand weathertightness claims PAGE 19

INTERNATIONAL FIBER CEMENT SEGMENT • 1,050 employees1 Manila, PH • 4 manufacturing plants • 1 research and development facility Carole Park, AU Penrose, NZ • Annual flat sheet design capacity Sydney, AU 600 mmsf² as at 31 March 2018 Manufacturing plant R&D center • Additional capacity is being added in Corporate office the Philippines and Carole Park ¹ Total average employees for the year ended 31 March 2018 ² The annual design capacity does not necessarily reflect the actual capacity utilization rates of our manufacturing facilities, with actual utilization affected by factors such as demand, product mix, batch size, plant availability and production speeds. For further information please refer to the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018. PAGE 20

FERMACELL ACQUISITION

EUROPE OVERVIEW

	Before Acquisition	Post Acquisition
Workforce	• 70 employees	• 900+ employees
Presence	• UK, FR, DK, DE	• 12+ countries • 5 manufacturing facilities
Segments	• Residential New Construction • Repair and Renovation	• Residential New Construction • Repair and Renovation • Commercial
Products	• Fiber Cement	• Fiber Cement • Fiber Gypsum • Cement Bonded
Revenue[1]	• € 31 M	• ~ € 300 M

[1] 'Before Acquisition' revenue is based on unaudited James Hardie Europe financial records for 12 months ended 31 March 2018. 'Post Acquisition' revenue is a 12 month estimate based on unaudited James Hardie Europe financial records and unaudited Fermacell IFRS financial records for the 12 months ended 31 March 2018.

James Hardie PAGE 22

EUROPE FINANCIALS AND FUTURE GROWTH



10 year objective
€ 1 billion in Revenue
with Hardie type returns
~ 10% EBIT margin
€ 30
€ 270
FY18 Revenue
Future Revenue
Fiber Gypsum
Existing Fiber Cement
New Fiber Cement

FY 18 Financials[1]

- JH Europe Revenue ~ € 300 million
- JH Europe EBIT margin ~10%

Future Growth

- Fiber Gypsum
- Existing Fiber Cement Products
- New Fiber Cement Product Development

Other Data

- Fermacell Historical revenue growth
  - 3 year CAGR ~5%
- Estimated integration costs in FY19
  - ~ € 20 million

[1] FY18 financial estimates are based on unaudited James Hardie Europe financial records for the twelve months ended 31 March 2018 and unaudited Fermacell IFRS financial records for the 12 months ended 31 March 2018.

James Hardie PAGE 23

CORPORATE

FINANCIAL MANAGEMENT SUPPORTING GROWTH Strong Financial Disciplined Capital Liquidity and Funding Management Allocation • Conservative leveraging of balance Strong margins and operating • Invest in R&D and capacity • sheet at a target within 1-2 times cash flows expansion to support organic growth Adjusted EBITDA excluding asbestos. • Strong governance and transparency • Maintain ordinary dividends within the defined payout ratio . US$500 million of unsecured revolving credit facility; Investment-grade financial • US$800 million senior management • Flexibility for: unsecured notes at Q4 FY18 . Cyclical market volatility . Weighted average maturity of . Accretive and strategic 4.7 years on bank debt; 6.9 inorganic opportunities years on total debt at Q4 FY18 . On 3 April 2018, drew €400m Moody’s S&P Fitch . Further shareholder returns when appropriate on our bridge finance to fund Ba1 BB BBB‐ Fermacell acquisition affirmed Nov’17 affirmed Nov’17 affirmed Nov’17 outlook stable outlook stable outlook stable Financial management consistent with investment grade credit Ability to withstand market cycles and other unanticipated events PAGE 25

FY2019 KEY PLANNING ASSUMPTIONS • The Company expects to see steady growth in the US housing market continue in fiscal year 2019 • US Residential Housing Starts forecasted to be between 1.2 and 1.3 million • North America Fiber Cement Segment . EBIT margins expected to be in the top end of our stated target range of 20% to 25% . Expectation is based upon the Company continuing to deliver operating performance in our plants consistent with recent quarters, stable exchange rates and a moderate inflationary trend for input costs • Australian business expected to trend in line with the average growth of the domestic repair and remodel and single detached housing markets in the eastern states of Australia • Macroeconomic and housing market conditions in the European markets consistent with fiscal year 2018 PAGE 26

APPENDIX

NON-US GAAP FINANCIAL MEASURES AND TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements Definitions EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non-financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd PAGE 28

NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Consolidated Financial Statements: Management's Analysis of Results and Consolidated Statements of Operations Media Release and Other Comprehensive Income (Loss) (US GAAP) Net sales Net sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling, general and administrative expenses Selling, general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income Other income (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-US GAAP descriptions used by Australian companies. PAGE 29

NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents Adjusted EBIT US$ Millions Three Months and Full Year Ended 31 March Q4'18 Q4'17 FY18 FY17 EBIT$ (95.8) $ 78.2 $ 229.2 $ 393.2 Asbestos: Asbestos adjustments 192.9 (1.4) 156.4 (40.4) AICF SG&A expenses 0.6 0.3 1.9 1.5 Fermacell acquisition costs 5.3 - 10.0 - Adjusted EBIT $ 103.0 $ 77.1 $ 397.5 $ 354.3 Net sales$ 525.9 $ 494.3 $ 2,054.5 $ 1,921.6 Adjusted EBIT margin 19.6% 15.6% 19.3% 18.4% Adjusted net operating profit US$ Millions Three Months and Full Year Ended 31 March Q4'18 Q4'17 FY18 FY17 Net operating (loss) profit $ (57.6) $ 44.5 $ 146.1 $ 276.5 Asbestos: Asbestos adjustments 192.9 (1.4) 156.4 (40.4) AICF SG&A expenses 0.6 0.3 1.9 1.5 AICF interest (income) expense, net (0.9) 0.3 (1.9) 1.1 Loss on early debt extinguishment - - 26.1 - Fermacell acquisition costs 5.3 - 10.0 - Tax adjustments1 (59.2) 10.9 (47.3) 9.9 Adjusted net operating profit $ 81.1 $ 54.6 $ 291.3 $ 248.6 1 Includes tax adjustments related to Asbestos, loss on early debt extinguishment and other tax adjustments PAGE 30

NON-US GAAP FINANCIAL MEASURES Adjusted diluted earnings per share Three Months and Full Year Ended 31 March Q4'18 Q4'17 FY18 FY17 Adjusted net operating profit (US$ Millions) $ 81.1 $ 54.6 $ 291.3 $ 248.6 Weighted average common shares outstanding - 443.0 441.4 442.3 443.9 Diluted (millions) Adjusted diluted earnings per share (US cents) 18 12 66 56 Adjusted effective tax rate US$ Millions Three Months and Full Year Ended 31 March Q4'18 Q4'17 FY18 FY17 Operating (loss) profit before income taxes$ (103.2) $ 71.1 $ 174.3 $ 367.0 Asbestos: Asbestos adjustments 192.9 (1.4) 156.4 (40.4) AICF SG&A expenses 0.6 0.3 1.9 1.5 AICF interest (income) expense, net (0.9) 0.3 (1.9) 1.1 Loss on early debt extinguishment - - 26.1 - Fermacell acquisition costs 5.3 - 10.0 - Adjusted operating profit before income taxes $ 94.7 $ 70.3 $ 366.8 $ 329.2 Income tax benefit (expense)$ 45.6 $ (26.6) $ (28.2) $ (90.5) Tax adjustments1 (59.2) 10.9 (47.3) 9.9 Adjusted income tax expense$ (13.6) $ (15.7) $ (75.5) $ (80.6) Effective tax rate 44.2% 37.4% 16.2% 24.7% Adjusted effective tax rate 14.4% 22.3% 20.6% 24.5% 1 Includes tax adjustments related to Asbestos, loss on early debt extinguishment and other tax adjustments PAGE 31

NON-US GAAP FINANCIAL MEASURES Adjusted EBITDA excluding Asbestos US$ Millions Three Months and Full Year Ended 31 March Q4'18 Q4'17 FY18 FY17 EBIT$ (95.8) $ 78.2 $ 229.2 $ 393.2 Depreciation and amortization 23.4 20.7 92.0 83.2 Adjusted EBITDA $ (72.4) $ 98.9 $ 321.2 $ 476.4 Asbestos: Asbestos adjustments 192.9 (1.4) 156.4 (40.4) AICF SG&A expenses 0.6 0.3 1.9 1.5 Adjusted EBITDA excluding Asbestos$ 121.1 $ 97.8 $ 479.5 $ 437.5 Adjusted selling, general and administrative expenses ("Adjusted SG&A") US$ Millions Three Months and Full Year Ended 31 March Q4'18 Q4'17 FY18 FY17 SG&A expenses$ 85.1 $ 75.9 $ 311.3 $ 291.6 Excluding: AICF SG&A expenses (0.6) (0.3) (1.9) (1.5) Fermacell acquisition costs (5.3) - (10.0) - Adjusted SG&A expenses $ 79.2 $ 75.6 $ 299.4 $ 290.1 Net sales $ 525.9 $ 494.3 $ 2,054.5 $ 1,921.6 SG&A expenses as a percentage of net sales 16.2% 15.4% 15.2% 15.2% Adjusted SG&A expenses as a percentage of net 15.1% 15.3% 14.6% 15.1% sa le s PAGE 32

NON-US GAAP FINANCIAL MEASURES Adjusted Return on Capital Employed ("Adjusted ROCE") US$ Millions Full Year Ended 31 March1 FY18 FY17 Numerator Adjusted EBIT$ 397.5 $ 354.3 Denominator Gross capital employed (GCE) 1,272.0 1,107.6 Adjustment to GCE (24.3) 50.3 Adjusted gross capital employed $ 1,247.7 $ 1,157.9 Adjusted Return on Captial Employed 31.9% 30.6% 1 Adjusted ROCE is used to assess annual financial results and therefore is not presented for the three months ended 31 March 2018 PAGE 33

INVESTOR PRESENTATION June 2018